Exhibit 99.1

Genmab Announces Completion of Tender Offer for Outstanding Common Shares of Merus N.V. and Commencement of Subsequent Offering Period
Company Announcement

•Transaction adds petosemtamab, a late-stage asset with two Breakthrough Therapy Designations, to Genmab’s portfolio
•Transaction anticipated to be accretive to Genmab’s EBITDA by end of 2029

COPENHAGEN, Denmark; December 12, 2025 – Genmab A/S (Nasdaq: GMAB) (“Genmab”) announced today that the conditions, including the minimum tender condition, to the previously announced tender offer (the “Offer”) by Genmab Holding II B.V., a wholly owned subsidiary of Genmab (“Purchaser”), to acquire all the issued and outstanding common shares of Merus N.V. (Nasdaq: MRUS) (“Merus”) for $97 per common share in cash have been satisfied. The transaction meaningfully accelerates Genmab’s shift to a wholly owned model, expanding and diversifying the company’s revenue, driving sustained growth into the next decade and contributing to Genmab’s evolution into a biotechnology leader.

“The Merus acquisition marks a pivotal step in the delivery of Genmab’s long-term strategy and strengthens our path to becoming a global biotechnology leader with sustained growth and profitability. We are energized by the potential of petosemtamab to meaningfully impact the lives of people with head and neck cancer. Backed by our track record of successful development and commercial execution, we look forward to unlocking petosemtamab’s full potential and delivering on its promise to patients,” said Jan van de Winkel, Ph.D., President and Chief Executive Officer of Genmab.

The addition of petosemtamab, Merus’ lead asset, to Genmab’s promising late-stage pipeline is a compelling strategic fit with Genmab’s portfolio and aligns with Genmab’s expertise in antibody therapy development and commercialization in oncology. Based on this successful track record in late-stage development and excellence in commercial execution, Genmab expects to launch petosemtamab in 2027, subject to clinical results and receipt of regulatory approvals. Genmab also intends to broaden and accelerate petosemtamab’s development with potential expansion into other lines of therapy. Following the initial approval of petosemtamab, Genmab believes that petosemtamab will be accretive to EBITDA with at least one-billion-dollar annual sales potential by 2029, with multi-billion-dollar annual revenue potential thereafter.

At 5:00 p.m. New York City time on December 11, 2025 (the “Expiration Time”), the Offer and withdrawal rights expired as scheduled. The depositary for the Offer has advised Genmab and Purchaser that, as of the Expiration Time, a total of 71,463,077 of Merus’ issued and outstanding common shares, constituting 94.2% of its issued and outstanding common shares, had been validly tendered pursuant to the Offer and not properly withdrawn. Effective at 12:01 a.m. New York City time on December 12, 2025, Purchaser accepted for payment, and expects to promptly pay for, all Merus common shares validly tendered and not properly withdrawn pursuant to the Offer.

Subsequent Offering Period
Genmab also announced that, as previously disclosed, Purchaser is providing a subsequent offering period of ten business days (the “Subsequent Offering Period”), commencing today, December 12, 2025, that will expire at 5:00 p.m., New York City time on December 29, 2025. During the Subsequent Offering Period, Purchaser will offer to purchase additional common shares at the same consideration of $97.00 per share, less any applicable withholding taxes and without interest. All Common shares validly tendered during the Subsequent Offering Period will be immediately accepted and promptly paid for by Purchaser.

Following completion of the Subsequent Offering Period, Genmab and Purchaser intend to complete the acquisition of 100% of Merus through a series of previously disclosed back-end transactions. Merus shareholders who do not tender their common shares of Merus in the Offer will receive payment for their

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 54 Page 1/2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Genmab Announces Completion of Tender Offer for Outstanding Common Shares of Merus N.V. and Commencement of Subsequent Offering Period

common shares following the completion of these transactions (subject to applicable withholding taxes and without interest).

About Genmab
Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For more than 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO) antibody medicines®.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 54 Page 2/2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122